                          [HJ & ASSOCIATES LETTERHEAD]



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC

Dear Sir/Madam:

We have read the statements included in Item 4 in the Form 8-K dated January 29, 2003, of RAKO Capital Corporation, to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein in so far as they relate to our audits for the years ended December 31, 2001 and 2000. We are not in a position to agree or disagree with the statements in Item 4 regarding the engagement of Van Buren & Hauke or the approval of such engagement by the Board of Directors.

Very truly yours,

/s/ HJ & Associates, LLC

HJ & Associates, LLC